KRAMER LEVIN NAFTALIS & FRANKEL LLP
Thomas E. Molner
Partner
Phone 212-715-9429
Fax 212-715-8000
TMolner@KRAMERLEVIN.com
October 3, 2008
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: John Stickel, Attorney Advisor

Re:	Galileo Holding Corporation Registration Statement on Form S-4 Filed August 29, 2008 File No. 333-153247

Ladies and Gentlemen:
     On behalf of Galileo Holding Corporation (the “Company” or “Galileo”), we provide the Company’s responses to the letter dated September 25, 2008 setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the filing referenced above.
     For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the filing described below are reflected in an amendment (the “Amendment”) to the Registration Statement on Form S-4 referenced above (as so amended, including all exhibits thereto, the “Registration Statement”) being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.
     Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement.
General
1.	Please revise to eliminate marketing language throughout the registration statement. For example, we note from the cover that you are “very enthusiastic” about the transaction, and your belief that it will create a “leading” publicly traded tanker company. We also note your reference to the “significant” consolidation experience of management.
1177 Avenue of the Americas      New York NY 10036-2714      Phone 212.715.9100      Fax 212.715.8000      www.kramerlevin.com
also at 47 Avenue Hoche      75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 3, 2008

The disclosure has been revised in response to this comment. Please see, for example, the cover page of the joint proxy statement/prospectus included in the Registration Statement and pages v and 59 of the Registration Statement. However, as per our discussions, we respectfully submit that it is appropriate to state in the Registration Statement the Company’s belief that the Proposed Transaction will create a leading publicly traded tanker company and to make other similar statements in the Registration Statement. We note that the statement is one of belief and is that the Company would be “a” rather than “the” leading publicly traded tanker company. The Company has made the statement based on its knowledge of the tanker industry and believes that market data supports its statement.
2.	We note the disclosure regarding the cash dividend target for the new company to be $2.00 per share annually. Please add a section regarding your dividend policy. Include in the disclosure your initial anticipated distribution rate, your estimated cash available to pay distributions over the next four quarters, whether historically you had sufficient available cash to pay the stated distribution amount, and any assumptions and considerations related to the preceding disclosure.
We would like to draw the Staff’s attention to the existing section entitled “Dividend Information” commencing on page 90, which already contains some of the requested disclosure. The disclosure has been revised in response to this comment except as discussed below. Please see pages 90 and 128 of the Registration Statement. Regarding estimates of cash available to pay distributions over the next four quarters, because the dividend rate set forth in the document is a target and is clearly described as such, we respectfully submit that the Company should not be required to file public predictions of its cash flows that it otherwise would not provide. We believe that the added discussion of General Maritime’s and Arlington’s historical ability to pay dividends at the target rate provides a reasonable basis for the target rate.
Cover Page
3.	Please include on the cover page the amount of securities being registered. See Item 501(b)(2) of Regulation S-K.
The disclosure has been revised in response to this comment. Please see the cover page of the joint proxy statement/prospectus included in the Registration Statement.
Summary, page 1
4.	Please remove the statement that the “summary is not intended to be complete” as it should be a complete summary containing all information material to investors as regards the securities. Also, remove your reference to the summary being “qualified in
1177 Avenue of the Americas      New York NY 10036-2714      Phone 212.715.9100      Fax 212.715.8000      www.kramerlevin.com
also at 47 Avenue Hoche      75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 3, 2008

its entirety.” In addition, remove similar qualifications throughout, such as on page 104.
The disclosure has been revised in response to this comment. Please see, for example, pages 1, 108 and 137 of the Registration Statement.
The Proposed Transaction, page 2
5.	Please disclose the estimated amount of fees and expenses that the companies expect to incur to consummate the transaction.
The disclosure has been revised in response to this comment. Please see page 3 of the Registration Statement.
Recommendations of the Boards of the Proposed Transaction, page 5
6.	Please include in the summary the reasons the companies are engaging in the transaction. Refer to Item 4(a)(2) of Form S-4.
Per our discussion, given the length of the discussion of the reasons for the transaction, the disclosure has been revised in response to this comment to provide cross references to the discussion of such reasons rather than a recapitulation of the reasons themselves. We believe this will draw the reader’s attention to the availability of this discussion without adding significant additional text to the summary. Please see page 5 of the Registration Statement.
Opinions of Financial Advisors Presented to the Boards of Directors, page 5
7.	Please revise to remove the limitations regarding investor reliance on the fairness opinions here and throughout. As such, it is inappropriate, for instance, to state that the Jefferies’ opinion was provided “solely for use of the benefit of the Arlington board.” For instance, delete “solely” at page 74 as well.
The disclosure has been revised in response to this comment. Please see, for example, pages 6 and 76 of the Registration Statement.
An oversupply of new vessels may adversely affect charter rates, page 23
8.	We note your reference to Clarkson Research Studies Ltd. Tell us whether the information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the
1177 Avenue of the Americas      New York NY 10036-2714      Phone 212.715.9100      Fax 212.715.8000      www.kramerlevin.com
also at 47 Avenue Hoche      75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 3, 2008

prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.
The disclosure has been revised in response to this comment, including by omitting the reference to Clarkson Research Studies Ltd. Please see page 23 of the registration statement.
Proceedings involving a General Maritime subsidiary, page 30
9.	Consistent with the disclosure on page 26 of General Maritime’s 10-K, please expand your disclosure here to provide greater details about the background or underlying incident leading to the pending case.
The disclosure has been revised in response to this comment. Please see page 30 of the Registration Statement.
Special Note Regarding Forward-Looking statements, page 36
10.	Please revise to eliminate the implication that Private Securities Litigation Reform Act is applicable to your offering. Refer to Section 27A(b)(D) of the Securities Act.
The disclosure has been revised in response to this comment to clarify that it is intended to identify to the reader the types of forward-looking statements which are included in the document and factors to consider in assessing these statements. The reference to the Private Securities Litigation Reform Act (the “PSLRA”) has been deleted. Please see page 36 of the Registration Statement. The Company respectfully notes that this deletion does not constitute a concession that any party is not entitled to assert the protections of the PSLRA with respect to the offering.
Background of the Proposed Transaction, page 49
11.	Please send us copies of the board books and other materials provided by the financial advisors to assist each board in evaluating the transaction. Also, provide us with a copy of the engagement letters.
The Company has been advised by UBS Securities LLC (“UBS”) that Covington & Burling LLP, counsel to UBS, will furnish to the Staff (i) a copy of the presentation provided by UBS to the General Maritime board on August 5, 2008 and (ii) a copy of the engagement letter between UBS and General Maritime. The presentation is the material provided by UBS to the General Maritime board in connection with UBS rendering its opinion to the General Maritime board and the General Maritime board’s approval of the
1177 Avenue of the Americas      New York NY 10036-2714      Phone 212.715.9100      Fax 212.715.8000      www.kramerlevin.com
also at 47 Avenue Hoche      75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 3, 2008

transaction. UBS’ presentation and UBS’ engagement letter are being provided under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, UBS will request that those materials be returned promptly to Covington & Burling LLP following completion of the Staff’s review thereof.
The Company has also been advised by Jefferies & Company (“Jefferies”) that White & Case LLP, counsel to Jefferies, will furnish to the Staff (i) a copy of the presentation provided by Jefferies to the Arlington board on August 5, 2008 and (ii) a copy of the engagement letter between Jefferies and Arlington. The presentation is the material provided by Jefferies to the Arlington board in connection with Jefferies rendering its opinion to the Arlington board and the Arlington board’s approval of the transaction. Jefferies’ presentation and Jefferies’ engagement letter are being provided under separate cover requesting confidential treatment pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such rules, Jefferies will request that those materials be returned promptly to White & Case LLP following completion of the Staff’s review thereof.
12.	Generally, revise this section to provide a more complete description of the matters discussed at the meetings between General Maritime and Arlington. Examples include the May 22nd, June 1st, and June 5th meetings between the parties.
The disclosure has been revised in response to this comment. Please see, for example, page 51 of the Registration Statement.
13.	Please revise to expand your discussion regarding the principal terms of the merger, including more background information on how the exchange ratio was determined. In this regard, clarify which side proposed the merger consideration. Discuss in more detail how the terms of the agreement came about.
The disclosure has been revised in response to this comment. Please see pages 51 through 56 of the Registration Statement.
14.	Please revise to clarify whether any persons responsible for negotiating the agreements on behalf of each party are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.
The disclosure has been revised in response to this comment. Please see page 56 of the Registration Statement.
1177 Avenue of the Americas      New York NY 10036-2714 Phone 212.715.9100      Fax 212.715.8000      www.kramerlevin.com
also at 47 Avenue Hoche      75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 3, 2008

15.	Please expand your disclosure on page 50 to disclose the specific date that General Maritime entered into a formal engagement letter with UBS.
The disclosure has been revised in response to this comment. Please see page 50 of the Registration Statement.
16.	At page 51, you indicate that the board considered combinations with five parties, including General Maritime, Party A and Party B. Please clarify what happened in regards to the proposals by the other two parties that are mentioned.
The disclosure has been revised in response to this comment. Please see page 52 of the Registration Statement.
17.	Please revise to disclose the name of the independent counsel retained by the Compensation Committee of the General Maritime board as referenced on page 52, and the name of the compensation consultant that also provided assistance. Please also disclose the name of the technical consultant firm referenced on page 55.
The disclosure has been revised in response to this comment. Please see pages 53 and 57 of the Registration Statement.
18.	We note from the last sentence of the third paragraph on page 53 that the proposed exchange ratio was based on the relative net asset values of the companies and “other things.” Please revise to disclose the other things that were considered.
The disclosure has been revised in response to this comment. Please see page 53 of the Registration Statement.
19.	We note your disclosure on page 53 regarding the reasons why the board declined to pursue the all-cash deal with Party A. It appears that the proposal by Party A was rejected in large measure due to its offer being at a discount. However, your disclosure on page 73 indicates that the exchange ratio for the merger constitutes a discount of 9.6% to Arlington’s shareholders. Please clarify why one offer was deemed unacceptable based on the discount, while the other was deemed acceptable based on what appears to be a comparable discount.
The disclosure has been revised in response to this comment. Please see page 54 of the Registration Statement.
20.	Please clarify, if true, that the proposal from General Maritime was the highest offer. If not, disclose the higher offer and explain in detail why it was not accepted.
1177 Avenue of the Americas      New York NY 10036-2714      Phone 212.715.9100      Fax 212.715.8000      www.kramerlevin.com
also at 47 Avenue Hoche      75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 3, 2008

The disclosure has been revised in response to this comment. Please see page 54 of the Registration Statement.
Recommendation of the General Maritime Board, page 57
21.	Please revise into two lists: one of the factors the board believed favored the merger; the other, of factors that did not favor the merger. The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Please revise this section to explain how each of the factors listed support or do not support the decision to approve the merger.
The disclosure has been revised in response to this comment. Please see pages 59 to 61 of the Registration Statement.
22.	Similarly revise as to the list provided at page 71, under “Recommendation of the Arlington Board.”
The disclosure has been revised in response to this comment. Please see pages 73 to 76 of the Registration Statement.
Opinion of General Maritime’s Financial Advisor, page 59
23.	Please revise the discussion of the various analyses used by UBS so that the recipients of the proxy statement/prospectus can understand exactly what each analysis indicates. What are they used to show? As a general matter, for each analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an investor will understand how this analysis supports a conclusion that the transaction is fair.
The disclosure has been revised in response to this comment. Please see pages 62 to 71 of the Registration Statement.
24.	Similarly revise regarding Arlington’s financial advisor.
The disclosure has been revised in response to this comment. Please see pages 79 to 86 of the Registration Statement.
Selected Public Company Analysis, page 65
25.	Please disclose if any other criteria were used to determine the other seaborne transportation services companies. For example, disclose how these companies compared in size and value with General Maritime and Arlington. Were there other
1177 Avenue of the Americas      New York NY 10036-2714      Phone 212.715.9100      Fax 212.715.8000      www.kramerlevin.com
also at 47 Avenue Hoche      75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 3, 2008

companies that were similar to the selected ones that were similar? If so, why weren’t these used as comparisons as well.
The disclosure has been revised in response to this comment. Please see pages 67 and 68 of the Registration Statement.
In further response to the Staff’s comments, the Company has been advised by UBS that UBS had not identified additional companies that satisfied the criteria specified in the revised disclosure.
Selected Precedent Seaborne Transportation Services Industry Transactions, page 67
26.	Please disclose the criteria UBS used to determine the comparable transactions used for the analysis. Tell us whether any additional transactions that fit the criteria were not used and why not.
The disclosure has been revised in response to this comment. Please see pages 69 and 70 of the Registration Statement.
In further response to the Staff’s comments, the Company has been advised by UBS that UBS had not identified additional transactions that satisfied the criteria specified in the revised disclosure.
Miscellaneous, page 69
27.	Please revise to disclose the amount and/or percentage of the fees that were payable in connection with UBS’ opinion and the amount and/or percentage which are contingent upon consummation of the transaction. Please also disclose the comparable information for the fees payable to Jefferies as discussed on page 83.
The disclosure has been revised in response to this comment. Please see pages 71 and 87 of the Registration Statement.
Present Value of Future Share Price, page 77
28.	Please clarify why these companies were deemed comparable.
The disclosure has been revised in response to this comment. Please see page 80 of the Registration Statement.
1177 Avenue of the Americas      New York NY 10036-2714      Phone 212.715.9100      Fax 212.715.8000      www.kramerlevin.com
also at 47 Avenue Hoche      75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 3, 2008

Material United States Federal Income Tax Considerations, page 87
29.	If you are intending to file a short form tax opinion, please revise to delete your characterization of the tax consequences to U.S. holders as a “discussion” throughout because your disclosure appears to indicate that you are receiving an opinion and clarify that this is the opinion.
The disclosure has been revised in response to this comment. Please see page 91 of the Registration Statement.
Comparison of Rights of Shareholders, page 136
30.	Please clarify what happens to the rights held by the Arlington and General Maritime shareholders at the time of the merger under the respective shareholder rights plans.
The disclosure has been revised in response to this comment. Please see pages 143 and 145 of the Registration Statement.
Proxy Card
31.	Please provide us with the proxy card with your next amendment.
Forms of proxy cards for General Maritime and Arlington are being filed with the Amendment in response to this comment as Exhibits 99.1 and 99.2.
Report of Independent Registered Public Accounting Firm, page F-2
32.	Please revise the opinion to include a signature as required by Rule 2-02(a)(2) of Regulation S-X and Item 302 of Regulation S-T.
The opinion has been revised in response to this comment. Please see page F-2 of the Registration Statement.
General
33.	Please consider the financial statement updating requirements when drafting your next amendment to comply with Rule 3-12 and 11-01 of Regulation S-X.
The Staff’s comment will be considered.
1177 Avenue of the Americas      New York NY 10036-2714      Phone 212.715.9100      Fax 212.715.8000      www.kramerlevin.com
also at 47 Avenue Hoche      75008 Paris France

KRAMER LEVIN NAFTALIS & FRANKEL LLP
U.S. Securities and Exchange Commission
October 3, 2008

Exhibit Index
34.	Updated accountants’ and other experts’ consents should be provided with your next amendment.
Updated accountants’ and other experts’ consents will be filed with the Amendment in response to this comment.
Schedule 14A filed April 11, 2008
35.	Refer to the table of fees for professional services rendered by Deloitte and Touche for fiscal 2006 and 2007. We note the relative significance of “All Other Fees” in fiscal 2007. Identify and describe the nature of the individually significant services included under this caption. In this regard please note the Item 9 requirement that registrants describe the nature of the services comprising the fees disclosed under this category. Your statement that these are “fees for any services not included in the first three categories” does not meet this disclosure requirement.
The amount listed under the caption “All Other Fees” in fiscal 2007 relates to services for a proposed capital markets transaction which was never consummated. The Company plans to provide this additional disclosure in its proxy statement for its 2009 annual meeting.
     If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.
Very truly yours,
/s/ Thomas E. Molner
Thomas E. Molner

cc:	Mr. John C. Georgiopoulos
1177 Avenue of the Americas      New York NY 10036-2714      Phone 212.715.9100      Fax 212.715.8000      www.kramerlevin.com
also at 47 Avenue Hoche      75008 Paris France